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                                                                    Exhibit 18.1










Alliance Resource Partners, L.P.
1717 South Boulder Avenue
Suite 600
Tulsa, Oklahoma

Dear Sirs/Madams:

At your request, we have read the description included in your Quarterly Report on Form 10-Q/A to the Securities and Exchange Commission for the quarter ended March 31, 2001, of the facts relating to your change in method of estimating coal workers pneumoconiosis ("black lung") liabilities from applying the principles of Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," as permitted under SFAS No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS 112"), to the application of a service cost method, which follows the principles of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" that is also permitted under SFAS 112. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Alliance Resource Partners, L.P. (the "Partnership"), that the accounting change described in your Form 10-Q/A is to an alternative accounting principle that is preferable under the circumstances.

We have not audited any consolidated financial statements of the Partnership and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2000. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q/A, on the related information furnished to us by officials of the Partnership, or on the financial position, results of operations, or cash flows of Alliance Resource Partners, L.P. and its consolidated subsidiaries as of any date or for any period subsequent to December 31, 2000.

Yours truly,

/s/ Deloitte & Touche LLP

Tulsa, Oklahoma
January 18, 2002